UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

2025 Third Quarter Earnings Release Conference

Woori Financial Group Inc. will hold its 2025 Third Quarter Earnings Release Conference on Wednesday, October 29, 2025. The conference will be aired through a live audio webcast on our website, www.woorifg.com, and our IR materials will be available on our website as well.

Details of the Earnings Release Conference are as follows:

•	Agenda : 2025 Third Quarter Earnings Release and Q&A

•	Date : Wednesday, October 29, 2025

•	Time : 16:00 (Korea Time)

•	Format : Live Audio Webcast and Conference Call

•	Language : Korean and English (Simultaneous interpretation will be available for English-speaking participants)

•	To listen to the live audio webcast through the website :

•	www.woorifg.com (Access the “Earnings Release” pop-up window and click on “Live Webcasting”)

•	To participate in the conference (including the Q&A session) :

•	Register in advance

http://pin.teletogether.com/eng
Passcode : 312285

•	Access via telephone on the conference day

From Overseas, please dial :	82-31-810-3160
From Korea, please dial :	031-810-3160
Passcode :	312285#
Personal passcode :	Will be provided upon registration
To request a question, please press :	*1

The above schedule is subject to change based on our circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 21, 2025	By:	/s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Deputy President